UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): July 2, 2020

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8687 Melrose Ave, 7th Floor (Green Building) West Hollywood, CA	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On July 2, 2020, StarEngine Crowdfunding, Inc. (the “Company”) extended its offering to residents of the state of Florida, where Dalmore Group, LLC (“Dalmore”) will act as the broker-dealer of record. The Company and Dalmore entered into a Broker-Dealer Agreement on June 1, 2020 filed as Exhibit 6.4 to this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

Date: July 2, 2020	By: /s/ Howard Marks
Howard Marks
Chief Executive Officer

Exhibit Index

Exhibit No.	Description
6.4	Broker-Dealer Agreement between StartEngine Crowdfunding, Inc. and Dalmore Group, LLC dated June 1, 2020